EXHIBIT A

SCHEDULE 13D JOINT FILING AGREEMENT

     In accordance with the requirements of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, and subject to the limitations set forth therein, the parties set forth below agree to jointly file the Schedule 13D to which this joint filing agreement is attached, and have duly executed this joint filing agreement as of the date set forth below.

Date: March 1, 2004
WHLP Acquisition LLC
	By:	/s/ Kenneth S. Siegel

	Name:	Kenneth S. Siegel
	Its:	Vice President and Secretary

Starwood Hotels & Resorts Worldwide, Inc.
	By:	/s/ Kenneth S. Siegel

	Name:	Kenneth S. Siegel
	Its:	Executive Vice President, General Counsel and Secretary